Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31,
	2013	2012	2011		2010		2009

Income (loss) from continuing operations excluding income or loss from equity investments	$(1,089,023)	$(1,102,837)	$52,824		$125,598		$(37,693)
Adjustments:
Fixed charges	450,743	367,238	294,484		152,730		117,345
Distributed income from equity investments	13,536	5,342	19,360		9,917		5,164
Capitalized interest, net of amortization	(13,518)	19,163	2,113		4,417		3,143
Arch Western Resources, LLC dividends on preferred membership interest	—	(72)	(91)		(107)		(58)
Total loss	$(638,262)	$(711,166)	$368,690		$292,555		$87,901
Fixed charges:
Interest expense	$381,268	$317,615	$230,186		$142,549		$105,929
Capitalized interest	15,918	15,625	1,937		—		824
Costs of debt retirement and write-off of related capitalized financing costs	42,921	23,668	51,448		—		—
Arch Western Resources, LLC dividends on preferred membership interest	—	72	91		107		58
Portions of rent which represent an interest factor	10,636	10,258	10,822		10,074		10,534
Total fixed charges	$450,743	$367,238	$294,484		$152,730		$117,345

Ratio of earnings to fixed charges	N/A	N/A	1.25	x	1.92	x	0.75	x

Total loss consists of loss from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.